Exhibit 99.3

Kenon Holdings Ltd.
(Incorporated in the Republic of Singapore)
(Company Registration Number 201406588W)

Important Extraordinary General Meeting Information
IF YOU HOLD YOUR KENON SHARES THROUGH THE TEL AVIV STOCK EXCHANGE (THE “TASE”), PLEASE COMPLETE AND RETURN THE BOTTOM PORTION TO KENON C/O MEITAR LIQUORNIK GEVA LESHEM TAL, LAW OFFICES VIA FAX AT +972-3-6103661, ATTENTION: TOMER SELA, PARTNER OR BY EMAIL TO: KENONPROXY@MEITAR.COM, ALONG WITH YOUR OWNERSHIP CERTIFICATION SIGNED BY YOUR TASE CLEARING HOUSE MEMBER. IF YOU HOLD YOUR KENON SHARES IN “STREET NAME” THROUGH A BROKER, BANK, NOMINEE, OR OTHER INSTITUTION, BUT DO NOT HOLD YOUR KENON SHARES THROUGH THE TASE, DO NOT COMPLETE AND RETURN THE BOTTOM PORTION. YOUR BROKER, BANK, NOMINEE OR OTHER INSTITUTION WILL SEND A VOTING INSTRUCTION FORM FOR YOU TO USE TO DIRECT HOW YOUR KENON SHARES SHOULD BE VOTED.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	X

Extraordinary General Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board of Directors recommends a vote FOR Proposals 1 and 2.
	For	Against	Abstain
1. Ordinary Resolution to Ratify the Sale of IC Power’s Latin American and Caribbean Power Generation and Distribution Business	☐	☐	☐	+

2. Special Resolution to Authorise a Capital Reduction in Respect of the Potential Distribution	☐	☐	☐

Number of Shares Voted	☐	PLEASE MARK THE BOX TO THE LEFT IF YOU WOULD LIKE TO APPOINT A PROXY, OTHER THAN THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING, TO VOTE YOUR SHARES. YOU WILL ALSO NEED TO COMPLETE PAGE 2.

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - B ON THIS CARD.

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as your name(s) appears hereon or, if you hold ordinary shares in Kenon through the TASE, as your name(s) appears in the proof of ownership certificate signed by your TASE Clearing House Member. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Kenon is entitled to reject the proxy card if it is incomplete, improperly completed, or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the proxy card.
Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

1 U P X	3 5 5 1 6 6 2	+

02PRMC

Extraordinary General Meeting Admission Ticket

 Kenon Holdings Ltd.

Extraordinary General Meeting of Shareholders

December 19, 2017, 11 a.m. (Singapore Time)

1 Temasek Avenue #36-01
The Boardroom
Millenia Tower
Singapore 039192

Upon arrival, please present this admission ticket
and photo identification at the registration desk.

IF YOU HOLD YOUR KENON SHARES THROUGH THE TASE, PLEASE COMPLETE AND RETURN THE BOTTOM PORTION TO KENON C/O MEITAR LIQUORNIK GEVA LESHEM TAL, LAW OFFICES VIA FAX AT +972-3-6103661, ATTENTION: TOMER SELA, PARTNER OR BY EMAIL TO: KENONPROXY@MEITAR.COM, ALONG WITH YOUR OWNERSHIP CERTIFICATION SIGNED BY YOUR TASE CLEARING HOUSE MEMBER. IF YOU HOLD YOUR KENON SHARES IN “STREET NAME” THROUGH A BROKER, BANK, NOMINEE, OR OTHER INSTITUTION, BUT DO NOT HOLD YOUR KENON SHARES THROUGH THE TASE, DO NOT COMPLETE AND RETURN THE BOTTOM PORTION. YOUR BROKER, BANK, NOMINEE OR OTHER INSTITUTION WILL SEND A VOTING INSTRUCTION FORM FOR YOU TO USE TO DIRECT HOW YOUR KENON SHARES SHOULD BE VOTED.

IF YOU WOULD LIKE TO APPOINT A PROXY, OTHER THAN THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING, TO VOTE YOUR SHARES,
▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Kenon Holdings Ltd. (Incorporated in the Republic of Singapore) (Company Registration Number 201406588W)	+

Proxy Solicited by Board of Directors

Personal Data Privacy

By submitting an instrument appointing a proxy and/or representative, the member accepts and agrees to the personal data privacy terms set out in the Notice of Extraordinary General Meeting of Shareholders dated November 27, 2017.

Proxy

I/We _______________________ (Name) of ________________________ (Address) hereby nominate/appoint _______________________ (Name) of ________________________ (Address) and/or _______________________ (Name) of ________________________ (Address) or failing the person, or either or both of the persons referred to above, the Chairman of the Extraordinary General Meeting, in respect of ________________________ number of Kenon shares, as proxy(ies) of Cede & Co. to attend, speak and vote on behalf of Cede & Co., and if necessary to demand a poll at the Extraordinary General Meeting of Kenon to be held at 1 Temasek Avenue #36-01, the Boardroom, Millenia Tower, Singapore 039192 on December 19, 2017, and at any adjournment thereof.

Shares represented by this proxy will be voted at the Extraordinary General Meeting and any adjournments in the manner described herein. If no contrary indication is made, the Proxy(ies) will have authority to vote FOR Proposals 1 and 2.

In his/her/their discretion, the Proxy(ies) is/are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - B ON THE OTHER SIDE OF THIS CARD.	+